U P G R A D I N G A M E R I C A’S N E I G H B O R H O O D S

700 West Hillsboro Blvd, Building 1, Suite 100, Deerfield Beach, FL 33441
Phone: (855) 663-1768; Fax: (954) 736-5989
www.HelpfulAlliance.com

July 27, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long, Assistant Director

Mail Stop 4631

Re:	Helpful Alliance Company
Amendment No. 6 to Registration Statement on Form S-1
Filed June 3, 2016
File No. 333-205358

Dear Ms. Long:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated June 13, 2016 (the “Comment Letter”), relating to the above-captioned registration statement, as amended (the “Registration Statement”), filed by Helpful Alliance Company, a Florida corporation (the “Company”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 7 to the Registration Statement (the “Amendment”) filed with the Commission today via EDGAR. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated stated below in its entirety and identified with italic font, with the Company’s responses to a particular comment set out immediately underneath it. Where previous disclosure to Amendment No. 6 has been specifically amended in response to the preceding comment, we have underlined the new or revised text.

Prospectus Summary, page 1

1.	You refer here and in your Business section to expected profits from your projects and expected increases in value to the land you intend to purchase in Henrico upon your obtaining plan of development approvals. Please revise to provide a reasonable basis for the projections that you include in your prospectus, as contemplated by Item 10(b) of Regulation S-K.

RESPONSE:

We have amended the disclosure to provide a reasonable basis for the projections included in the prospectus under a section titled “Basis for the Projected Estimates” starting on page 69 of the prospectus and have included a cross-reference to this section in the last sentence of the second paragraph under “Land and Property Division” on page 1 of the prospectus summary.

Land and Property Division, page 1

2.	In the third paragraph of this section, please clarify whether you expect to use proceeds of this offering toward the purchase of the 468-acre parcel in Henrico.

RESPONSE:

Per your comment, we have added the underlined disclosure to clarify that we anticipate to use proceeds of the offering toward the purchase of the 468-acre parcel in Henrico, Virgina:

On May 3, 2016, we formed a limited liability company in the Commonwealth of Virginia, River City Park LLC, of which the Company currently owns 100%, in order to potentially purchase and develop a parcel of land consisting of approximately 476 acres located in Henrico, Virginia. We consummated our due diligence for the purchase of the land on May 9, 2016. Using the proceeds from this offering, we are planning to attempt rezoning the land to accommodate a mixed-use community comprising residential, commercial, and municipal properties and seek an approval for plan of development encompassing approximately 5 million square feet of buildable property space. We intend to develop this land into a residential community to be called “River City Park,” which would pioneer as a living community of next generation in the Richmond, Virginia metro. Our anticipated future performance in the River City Park project is based upon an asking price for the land of $20 million as further described on page 66 of this prospectus. We believe we will be able to purchase the land at a lesser price, however there is no guarantee of this. Even though we believe we would be able to negotiate a lower purchase price for the land, we hereby discuss our plans in regard to the River City Park project based on the land price of $20 million as known to us at the time of this prospectus. If we sell from 50% to 100% of the14,500,000 shares in this offering, we will use approximately $7.0 million from the net proceeds from this offering (excluding general and administrative expenses and other concurrent operating expenses associated with management of the project LLC) to purchase approximately 23.3% equity ownership in the land, based on an initial capital requirement for the project of approximately $30 million. If we sell only 25% of the14,500,000 shares in this offering, we will use approximately $2.0 million from the net proceeds from this offering (excluding general and administrative expenses and other concurrent operating expenses associated with management of the project LLC) to purchase approximately 6.7% equity ownership in the land. We intend to design a novel neighborhood living concept, obtain approvals for rezoning and plan of development, and sell our equity in the land while retaining our rights to oversee construction of the neighborhood, or refinance the land to gain cash and build properties. While we are planning to sell certain properties within the community to the public (for example condos and single family homes), we are planning to continue owning and operating certain other properties (for example commercial plazas and office buildings). Please see section entitled “Business” for more information.

Risk Factors, page 10

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3.	Please include a discussion of the risks attendant to your plans to leverage the land underlying your Seasons Creek project to satisfy your debt to Zimas, discussed on pages 37, 46, 55 and 94. For example, please discuss what may occur if you are unable to secure a loan using the land at Seasons Creek as collateral, if a loan is not at terms acceptable to you, or if you are unable to repay such secured debt and the land at Seasons Creek is foreclosed upon.

RESPONSE

Per your comment, we have added the following two risk factors on page 15 of the prospectus:

We may be unable to successfully leverage the land underlying our Seasons Creek project to repay our debt to Zimas due June 30, 2016 and currently in default.

On May 16, 2016, we issued Zimas, LLC, an Amended and Restated Promissory Note in the aggregate principal amount of $600,000, which bears non-compounding interest of 10.0% and is due and payable in full on or before June 30, 2016 (the “Amended and Restated Zimas Note”). We were unable to repay this note on or before June 30, 2016 and the note is now in default. As of June 30, 2016, we owed Zimas the amount of $600,000 of the Note’s face value plus the amount of $39,945 in accrued and unpaid interest, or the aggregate of $639,945. We are planning to repay this note by leveraging the land underlying our Seasons Creek project, which value is estimated in approximately $1 million. We anticipate leveraging such land to either (i) obtain a loan using our equity in the land as collateral, or (ii) sell part of our equity in the land for cash, for which no arrangements have been made to the date of this prospectus. However, we may be unable to leverage the Seasons Creek land at terms acceptable to us, or at all. This may result in Zimas to start a litigation against us in an attempt to collect debt, which would require significant cash resources to be spent on legal fees, which could have a material adverse effect on our business, financial condition, and operating results. Furthermore, even if we were able to obtain a loan secured by our Seasons Creek project, there is no guarantee that we would be able to repay it. This could result in the foreclosure of the land underlying our Seasons Creek project, which could have a material adverse effect on our business, financial condition, and operating results.

We might not be able to resell our debt at face value, or at all, which could prevent us from repaying our debt to Zimas due June 30, 2016 and currently in default.

If we are unable to leverage our Seasons Creek land to repay our debt to Zimas under the Amended and Restated Zimas Note which matured on June 30, 2016 and is currently in default, our plan is to attempt to raise funds by reselling indebtedness owed us by Ameri Finance, Inc., in the aggregate principal amount of $200,000, bearing interest at the rate of 12.5% per annum and payable quarterly, due December 31, 2018 and secured by the assets of Ameri Finance, and also by our affiliates, Helpful Technologies Inc. and Fuel Combustion Technologies Inc., in the aggregate amount of $460,000, controlled by our Chief Executive Officer and Interim Chief Financial Officer, Messrs. Temnikov and Gurin, respectively, and our 20% stockholder FVZ, LLC. Under the assigned loan agreements with Ameri Finance, we may sell those notes at any time without obtaining consent from Ameri Finance. There can be no assurances, however, that we will be able to resell these notes at full value, or at all. If we are unsuccessful in reselling these notes at face value, or for any other amount, we will unable to repay the outstanding principal and accrued interest under the Amended and Restated Zimas Note which could adversely affect our ability to raise capital through the issuance of equity or debt securities and which could adversely affect our business operations and your investment in securities.

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We have also added the following disclosure under “Use of Proceeds — Satisfaction of Current Liabilities” on page 39 of the prospectus:

At the date of this prospectus, we have a note payable to Zimas LLC in the principal amount of $600,000 bearing annual non-compounding interest of 10% and which matured on June 30, 2016. The interest amount at June 30, 2016 was $39,945, which resulted in our debt to Zimas under the note of $639,945. At the date of this prospectus, the Note is delinquent. We are planning to finance a repayment of the $639,945 by funding such amount from leveraging our Seasons Creek land, which value is estimated in approximately $1 million. We anticipate leveraging such land to either (i) obtain a loan using the land as collateral, or (ii) sell part of our equity in the land for cash, for which no arrangements have been made to the date of this prospectus.

If we would be unable to obtain such loan, we may attempt funding the amount of $600,000 from selling our $150,000 and $50,000 notes, or the aggregate of $200,000, to Ameri Finance Inc. and from the sale of our loans to our affiliates, Helpful Technologies Inc. and Fuel Combustion Technologies Inc., in the aggregate amount of $460,000, or we may also attempt financing the repayment of this Note from the operating capital we anticipate receiving as part of the net proceeds from this Offering. On February 14, 2014, Helpful Capital Group, LLC (“HCG”), assigned its rights under that certain loan agreement, dated October 9, 2013, between Fund X, LLC, a wholly-owned subsidiary of HCG and merged into HCG on December 1, 2013, and Ameri Finance, LLC, an unaffiliated third party (“Ameri Finance”), pursuant to which Ameri Finance borrowed $50,000, bearing interest at the rate of 12.5% per annum, payable quarterly, due on December 31, 2018 and secured by all of the assets of the borrower. On March 26, 2014, HCG assigned its rights under another certain loan agreement, dated September 9, 2013, between HCG and Ameri Finance pursuant to which Ameri Finance borrowed $150,000, bearing interest at the rate of 12.5% per annum, payable quarterly, due on December 31, 2018 and secured by all of the assets of the borrower. Under the assigned loan agreements with Ameri Finance, we may sell those notes at any time without obtaining consent from Ameri Finance. We believe the notes from, Helpful Technologies Inc. and Fuel Combustion Technologies Inc., our affiliates under common control by our Chief Executive Officer and Interim Chief Financial Officer, Dr. Temnikov and Mr. Gurin, respectively and 20% stockholder, FVZ, LLC, would be marketable at full face value of $460,000 because our affiliated debtors, Helpful Technologies Inc. and Fuel Combustion Technologies Inc., have intangible assets (patents, working prototypes, etc.) with a market value that we believe would be in excess of the aggregate face value of these notes and accrued but unpaid interests at the time of selling those notes. Our founders and controlling stockholders, Messrs. Temnikov and Gurin and FVZ LLC, collectively exercise voting control of the affiliated debtors of over 2/3 required by Florida law and the debtors’ articles of incorporation and bylaws. Hence, Messrs. Temnikov and Gurin and FVZ LLC collectively possess sufficient voting power to exercise control over a disposition or a leveraging of those intangible assets for an investment and/or future developments. The Helpful Technologies Inc.’s and Fuel Combustion Technologies Inc.’s inability to repay their notes at the date of this prospectus is caused by absence of cash, which depleted in the course of the patent infringement litigation described under heading “Involvement in Legal Proceedings”. Now that the litigation has been completed, the debtors are attempting to settle with the plaintiff in an attempt to pay the judgment of $354,463 in installments. Our founder, director, and Vice-President of Business Development, Mr. Gurin, is involved in such attempts together with other members of the debtor entities’ management. Mr. Gurin has advised us that one of the debtors, Helpful Technologies Inc., from which we hold the notes aggregating to $360,000 accruing at 5% annual interest, has a potential investor interested to finance future development of its fuel-cell technology, provided that Helpful Technologies Inc. would use no investment proceeds to pay the judgment amount. Mr. Gurin also advised us that the other debtor, Fuel Combustion Technologies Inc., from which we hold the note in the amount of $100,000 accruing 14% annual interest, has a potential customer interested to contract Fuel Combustion Technologies Inc. for its product in the amount of approximately $18 million, provided that Fuel Combustion Technologies Inc. reaches a settlement on paying the $354,463 judgment. The notes from Helpful Technologies Inc. and Fuel Combustion Technologies Inc. were deemed impaired at March 31, 2016 and December 31, 2015, and a 100% allowance for bad debt has been recorded on our books for both, principal and accrued interest at March 31, 2016 and December 31, 2015, because we have no assurance of these notes marketability at full face value. Both, Helpful Technologies Inc. and Fuel Combustion Technologies Inc. are attempting to resolve their financial difficulties and resume their business operations. Based on the above discussion, we believe we will be able to recover the full face value of the notes in the aggregate amount of $460,000 plus all accrued but unpaid interest, However, we cannot guarantee that we will be able to succeed in our attempts to realize these notes at full value. If we are successful in recovering these notes at face value, or for any other amount, we will recognize such amounts as part of our revenue from financial activities. If fail to recover any amount from these notes, we will take no action, and the bad debt allowance will remain on our books as recognized previously.

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Since our inception, our assets have mainly consisted of loans . . ., page 12

4.	Please revise references here and throughout the prospectus to the “affiliated borrower” that defaulted on loans from you totaling $460,000 plus interest, and which you have now recorded a 100% allowance. In each instance, please identify the borrower as Helpful Technologies, Inc., and clarify that that entity is controlled by your CEO and interim CFO, Messrs. Temnikov and Gurin, and your 20% stockholder FVZ, LLC, as suggested elsewhere in the prospectus.

RESPONSE:

We have revised the references throughout the prospectus per your comment.

Our success is highly dependent on our management team, page 14

5.	Please revise your statements, here and on page 87, to the effect that you are disclosing unverified information which may correct or incorrect. Please note that you are responsible for the accuracy of the information in your prospectus. Note that we do not object to your statement that the information is as reported in Russian media.

RESPONSE:

We have removed the statements that we are disclosing unverified information that may be correct or incurred.

Use of Proceeds, page 32

6.	We note that in your Business section on page 67, you discuss your plans for using proceeds from this offering toward the purchase of the parcel in Henrico and to fund your efforts to rezone and obtain plan of development approvals for River City Park, but you do not reflect those plans here. Please revise.

RESPONSE:

We have revised the Use of Proceeds to reflect our plans for Henrico and River City Park.

7.	In the first paragraph under the “Allocation” table in this section, you state that you will allocate $3.25 million toward Seasons Creek, provided that you sell all 14.5 million shares in the offering. However, your table showing the use of offering proceeds shows that you will allocate $3.25 million toward Seasons Creek even if you only sell 25% of the offering. Please reconcile your disclosures to clarify your intent to allocate funds to the Seasons Creek project.

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RESPONSE:

We have revised the third sentence in first paragraph under the Allocation table by deleting “Provided we sell of 14,500,000 shares in this Offering…” Consistent with the Use of Proceeds table, the sentence now reads as follows, “We currently intend to allocate approximately $3,250,000 to finance the development of land for construction of 70 residential, single-family homes under our Seasons Creek project in Chesterfield County, Virginia.”

Satisfaction of Current Liabilities, page 36

8.	Please disclose whether you have any current arrangements or understandings with Ameri Finance regarding the sale of $200,000 of your notes to that entity. Please also reconcile your disclosure here and on page 94 regarding the means by which you plan to repay $600,000 to Zimas.

RESPONSE:

We have revised the disclosure throughout the prospectus to the reflect that under the assigned loan agreements with Ameri Finance, we may sell those notes at any time without obtaining consent from Ameri Finance.

9.	Where you discuss disposing of your notes receivable as a source of funds to repay your note to Zimas here and on page 46, please explain why you believe the notes would be marketable at full face value of $460,000, given that you have taken bad debt allowances on these notes.

RESPONSE:

We have added disclosure in the prospectus that we believe these notes from our affiliates, Helpful Technologies Inc. and Fuel Combustion Technologies Inc., would be marketable at full face value of $460,000 plus accrued and unpaid interest, despite the recorded by us bad debt allowances on these notes, because our affiliated debtors have intangible assets have intangible assets (patents, working prototypes, etc.) with a market value that we believe would be in excess of the aggregate face value of these notes and accrued but unpaid interests at the time of selling those notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

10.	In the second paragraph on page 46, please clarify impact of the “waiver of cash proffers in the amount of approximately $18,996 per lot under plan of development” on your Seasons Creek project and on your ability to leverage the parcel of land underlying the project.

RESPONSE:

We have revised the language to read as follows:

In addition, due to a “grandfathered” approval pertaining to the development, the Seasons Creek land features a waiver of cash proffers (a sum paid by the developer to the County in order defray capital facilities costs associated with development) in the amount of approximately $18,966 per lot under plan of development, or approximately $1.3 million for the 70 lots. Though this does not increase the actual raw value of the land, it may result in lower costs associated with the actual development of the project and thus is an advantage towards the project as a whole. We believe we will be able to leverage the Seasons Creek land in order to obtain financing in the amount of at least $700,000 by leveraging the land’s total combined 2015 tax appraisal of approximately $736,300 by Chesterfield County to obtain low-interest debentures secured by such land. If we obtain such loan, we may use it to either repay our debentures to Zimas LLC or use this loan for the Seasons Creek project implementation purposes.

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Interest Expense, page 49

11.	Please revise the first paragraph to clearly and distinctly describe each of the separate notes, the interest you paid and their repayment status. Please also specifically identify the lender under each of these notes. The current disclosure is difficult to follow because the discussion of each note is not distinct and it appears you may have repeated some disclosures in this section. Consider describing each note under its own subheading within this section.

RESPONSE:

We have revised the language per your comment.

Liquidity & Capital Resources, page 55

12.	You state here that you anticipate receiving additional notes payable from your founders in an aggregate amount of approximately $100,000 and an additional loan of approximately $700,000 using your Seasons Creek as collateral land. Please clarify whether you have any arrangements with your founders or a third party for these notes payable or the leveraging of your Seasons Creek land. Please also clarify your statement that this infusion of $800,000 will be sufficient to fund your operations for the next six months in light of your $600,000 in debt maturing on June 30, 2016.

RESPONSE:

We have revised the disclosure to state that there are no written agreements or arrangements between the Company and its founders or a third party for the notes payable or the leveraging of the Seasons Creek land.

We also revised the sentence in Amendment No. 6 which had read as follows, “We anticipate receiving additional notes payable from our founders in the aggregate amount of approximately $100,000 and an additional loan of approximately $700,000 from using our Seasons Creek land as collateral, which we believe that we will be able to fund our operations for the next six months with our current cash on hand and our debt collection” to the following in Amendment No. 7: “We believe that we will be able to fund our operations for the next six months with our current cash on hand in combination with capital we anticipate receiving from time to time in form of (i) stockholder loans from our founders and executive officers Dr. Temnikov and Mr. Gurin, (ii) loans from AssetsTZ Holding LLC, (iii) leveraging of our Seasons Creek land, (iv) sale of our Common shares in this offering.”

Business, page 65

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Land and Property Division, page 66

13.	You indicate that you may use from $7 to $10 million of proceeds of the offering to finance a “partial purchase of land” in Henrico. Please clarify what you mean by this statement. For example, do you mean that you might purchase less than the entire 468 acre parcel, or that you will need to obtain funding from other sources to pay the balance of the purchase price for this property? Please also clarify whether the purchase price for the property is set, and if so, the amount of the purchase price, or whether it remains subject to negotiation with the seller. Lastly, please clarify, if true, that you currently do not have any contract with the seller to purchase this property.

RESPONSE:

We have revised the disclosure in the prospectus that the seller of the land in Henrico, VA is asking $20,000,000 for 100% of the 476-acre parcel and that we are planning to use $7 million of the net proceeds from this offering to finance a partial purchase of land and fund efforts aimed at rezoning and obtaining a plan of development approvals for a residential community to be called “River City Park.”

We also added the following disclosure:

We estimate that the purchase of land, appraisals, conceptual design of the neighborhood, rezoning and plan of development activities, and our other project origination efforts for our River City Park project, resulting from which we anticipate receiving a land disturbance permit, would require approximately $30 million, including the following:

Item	Amount	% Total
Project feasibility	$50,000	0.2%
Land asking price	20,000,000	66.7%
Operating expenses (2)	500,000	1.7%
Project origination, including concept, rezoning and PoD (1)	5,725,000	19.1%
Contingency reserve subject to expense (3)	3,725,000	12.4%
Total:	$30,000,000	100.0%

(1)	Term “PoD” is used in construction industry as an abbreviation for “Plan of Development”.
(2)	Operating expenses include salaries, rents and other general and administrative expenses, but exclude the amounts which River City Park LLC would be required to pay its independent contractors, including but not limited to attorneys, accountants, engineers, architects, and other specialists.
(3)	Contingency reserve will remain as cash in bank unless River City Park LLC encounters unforeseen events that would require an expenditure of such cash.

At the present time, our subsidiary, River City Park LLC, is planning to obtain the $30 million by combining an amount of $7 million that we plan to contribute from the net proceeds from this offering with the amount of $23 million it is planning to obtain through (a) a private offering of its securities under Regulation S and Rule 506 of Regulation D of the Securities Act, and/or (b) a consecutive public offering of its securities under and/or Regulation A of the Securities Act, as amended. In consideration for the amount of $7 million, we anticipate acquiring 700 units of Class-A Preferred LLC Interests in River City Park LLC, which would initially represent approximately 23.3% ownership interest in the River City Park land and the project’s profit. Hence, as River City Park LLC acquires land, we estimate to own approximately 23.3% of the land value. The following table illustrates an anticipated capitalization of River City Park LLC:

Equity Contributions	Amount	Votes
Common LLC Interests	$3,000,000	10.0%
Class-A Preferred LLC Interests	7,000,000	23.3%
Class-B Preferred LLC Interests	20,000,000	66.7%
River City Park LLC capitalization at this stage	$30,000,000	100.0%

If River City Park LLC would be unable to negotiate a purchase agreement for the subject land and to obtain an amount it would need to purchase the land, we would still use the $7 million to subscribe for the 70 units of Class-A Preferred LLC Membership Interests in River City Park LLC, but would have to find a different land suitable for our plans for the River City Park project. As of the date of this prospectus, we have not identified such different land, not we commenced any negotiations with anyone who could assist us in finding such different land. If we would have to find such different land, our estimated future performance will change. Investors should give due and careful consideration to such an uncertainty.

Involvement in Certain Legal Proceedings, page 72

14.	You requested confidential treatment for a portion of your response to comment 8 of our letter dated April 22, 2016. Please keep in mind that we will publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us, as required by the rule. If you wish to resubmit your supplemental response dated June 2, 2016 with a request for confidential treatment for redacted portions of that response under Rule 83, we will consider granting that request.

RESPONSE:

We withdraw the previously made request for confidential treatment for a portion of our response letter.

Notes Receivable – Related Parties, page 96

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15.	Please revise to clarify why HCG only remitted $70,109 of the $101,443 that it received from Anthony Chao to you, as disclosed in the third bullet point under this heading.

RESPONSE:

We have revised the disclosure on page 96 as follows:

The Borrower made an interest payment of $101,443 to HCG, of which the amount of $70,109 for accrued interest was due to the Company and the remaining part was due to HCG for unpaid interest accrued until the date of the assignment of the loan to the Company.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Philip Magri, Esq. of the Magri Law, LLC by phone at (954) 303-8027 or email at pmagri@magrilaw.com. We thank you for your assistance with this matter.

Very truly yours,

HELPFUL ALLIANCE COMPANY

By:	/s/ Sergey Gurin
Name:	Sergey Gurin
Title:	Vice President and Interim Chief Financial Officer

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